Filed Pursuant To Rule 433
Issuer Free Writing Prospectus dated November 4, 2010
Relating to Registration Statement on Form S-3
Registration No. 333-169464

MAKO Surgical Corp.

5,500,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated September 28, 2010 (the “Prospectus”) included in MAKO Surgical Corp.’s Registration Statement on Form S-3 (Registration No. 333-169464) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	MAKO Surgical Corp.

Symbol:	MAKO

Security type:	Common Stock, $0.001 par value

Shares offered by the Issuer:	5,500,000

Over-allotment option:	The underwriters have a 30-day option to purchase up to 825,000 additional shares of common stock from MAKO Surgical Corp. to cover over-allotments, if any.

Price per share to the public:	$9.65

Gross proceeds of the offering:	$53,075,000

Purchases by affiliates of the Issuer:

Entities affiliated with Skyline Venture Partners V, L.P. and Montreux Equity Partners IV, L.P., which are each principal stockholders of MAKO Surgical Corp., have indicated an interest in purchasing an aggregate of approximately 1,068,000 shares of common stock in this offering. Each of the aforementioned entities is affiliated with a member of MAKO Surgical Corp.’s board of directors. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or MAKO Surgical Corp.’s underwriter may elect not to sell any shares in this offering to any or all of these stockholders.

Dilution:

As of September 30, 2010, MAKO Surgical Corp. had a per share net tangible book value of common stock of $1.87. Based on the public offering price of $9.65 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $6.74 per share in the net tangible book value of the common stock and, as a result of the offering, the per share net tangible book value of common stock to existing stockholders will increase by approximately $1.04.

Trade date:	November 3, 2010

Closing date:	November 8, 2010

CUSIP:	560879 10 8

Underwriter:	Piper Jaffray & Co.

Risk Factors

All references in this free writing prospectus and the accompanying prospectus to “MAKO Surgical,” “MAKO,” “the Company,” “we,” “us,” “our,” the “issuer,” or similar references refer to MAKO Surgical Corp., except where the context otherwise requires or as otherwise indicated.  An investment in our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in Part I, Item 1A in our most recent Annual Report on Form 10-K and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and September 30, 2010, as well as all of the other information contained in this free writing prospectus and the accompanying prospectus, and incorporated by reference into the accompanying prospectus, including our financial statements and related notes, before investing in our common stock.  If any of the possible events described in those sections actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.  In addition to the foregoing, risks related to ownership of our common stock include the following:

We expect that the price of our common stock will fluctuate substantially, which could lead to losses for stockholders, possibly resulting in class action securities litigation.

Prior to our initial public offering, or IPO, in February 2008, there was no public market for shares of our common stock. Since the IPO, our common stock has experienced significant price fluctuations and low trading volumes. An active public trading market may not develop or, if developed, may not be sustained. The market price for our common stock will be affected by a number of factors, including:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the U.S. and other countries;

•	ability of our products, if they receive regulatory clearance, to achieve market success;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	our ability to manufacture our products to commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;

•	developments in our industry;

•	changes in general economic conditions; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may issue negative reports or cease to cover our common stock, which may have a negative impact on the market price of our common stock.

The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. As a result of our smaller market capitalization, it may be difficult for our company to continue to attract securities analysts that will cover our common stock. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our stock.

Our principal stockholders, directors and executive officers own a large percentage of our voting stock, which allows them to exercise significant influence over matters subject to stockholder approval.

As of November 2, 2010, our executive officers, directors and principal stockholders holding 5% or more of our outstanding common stock beneficially owned or controlled approximately 49% of the outstanding shares of our common stock. Accordingly, these executive officers, directors and principal stockholders, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in any of our future debt agreements, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they may occur, may depress the market price of our common stock.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of such shares upon the effectiveness of a registration statement, or upon the expiration of any holding period under Rule 144, will have on the market price prevailing from time to time. Substantially all of the 34.1 million shares of our common stock currently outstanding are freely tradable without registration pursuant to Rule 144 under the Securities Act of 1933, as amended, or have been registered for resale with the U.S. Securities and Exchange Commission, or SEC, and the sale of such shares could have a negative impact on the price of our common stock.  Our shelf registration statement on Form S-3, declared effective by the SEC on September 28, 2010, under which we are conducting this offering, also permits us to offer and sell at any time or from time to time additonal common stock, preferred stock, debt securities and other securities. This shelf registration statement also may create an overhang. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity related securities in the future at a time and price that we deem reasonable or appropriate.

Our need to raise additional capital in the future could have a negative effect on your investment.

We will need to raise additional capital in the future in order for us to continue to operate our business as currently contemplated. We may raise this additional capital through the public or private sale of common stock or securities convertible into or exercisable for our common stock. We also have filed with the SEC the shelf registration statement under which we are conducting this offering and under which we may offer and sell additional common stock, preferred stock, debt securities and other securities at any time or from time to time. Such sales could be consummated at a significant discount to the trading price of our stock.

If we sell shares of our common stock in addition to those sold in the current offering, such sales will further dilute the percentage of our equity that our existing stockholders own. In addition, private placement financings could involve the issuance of securities at a price per share that represents a discount to the trading prices of our common stock. Further, debt and equity financings may involve the issuance of dilutive warrants. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute the calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustment to previously issued securities.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

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